OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or om it the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: <u>Zephyr Group, Inc.</u>

ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes [x] No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>D. Roy Serventi</u>   Dates of Board Service: 6/4/2021_____

Principal Occupation: Business owner, Employer: Zephyr Group, Inc._____

Dates of Service: 6/4/2021 – present, Employer's principal business: 7135 E. Camelback Rd, Ste 230, Scottsdale, AZ 85251.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO_____ Dates of Service: 6/4/2021_____

Position: _____ Dates of Service: _____

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: The Miramar Group, Inc._____

Employer's principal business: Investment _____

Title: Managing Director_____ Dates of Service: 1/2001-present___

Responsibilities: Admin_____

Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>Jerry Washburn</u>   Dates of Board Service: 6/4/2021_____

Principal Occupation: Business owner, Employer: Zephyr Group, Inc._____

Dates of Service: 6/4/2021 – present, Employer's principal business: 7135 E. Camelback Rd, Ste 230, Scottsdale, AZ 85251.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CFO_____ Dates of Service: 6/4/2021_____

Position: _____ Dates of Service: _____

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: , Boise Cascade Inc._____

Employer's principal business: Accounting, Management _____

_____ Title: Vice President_____

Dates of Service: 1/2001-present_____ Responsibilities: Admin_____

_____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: D. Roy Serventi_____

Title: CEO_____ Dates of Service: 6/4/2021_____

Responsibilities: Admin, Operations_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: N/A_____ Dates of Service: _____

Responsibilities: _____

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jerry Washburn_____

Title: CFO_____ Dates of Service: 6/4/2021_____

Responsibilities: Financial Admin,_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: N/A_____ Dates of Service: _____

Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
The Miramar Group, LLC.	16,000,000 Common	74.41%
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our mission is simple: to optimize the healthy human healthspan through innovative biotechnology solutions, unleashing the full potential of the body and mind.

The pursuit of longevity has become a global phenomenon, with healthcare companies and investors around the world recognizing the immense potential of innovative solutions aimed at extending human life and, more importantly, improving the quality of life during aging.

Zephyr Group, Inc., is a biotechnology company that is leveraging deep expertise in peptides, phytoceuticals, liposomal drug delivery technologies and understanding and insight of the endocannabinoid system. This know-how, originally honed through innovations in the nutraceutical and cosmeceutical sectors, gives us a roadmap in developing groundbreaking therapies and technologies targeting metabolic disorders, diseases like diabetes and obesity, and the biological mechanisms associated with aging and the diseases related to growing older.

The biotech and nutraceutical industries are targeting some of the same lifestyle disease growth markets.
A view toward more preventive and personalized healthcare measures have become a greater part of people's everyday lives.
- **The Outlook:** A rising geriatric population, increasing healthcare costs, changing lifestyle, innovations, and expectations regarding healthy lifespans have led to opportunities in R&D and new business models and collaboration opportunities aiding overall growth.
- **Market Size:** Health and wellness is an enormous multibillion dollar global market with Nutraceuticals alone projected to be $600 billion by 2030.
- **Advancing Personalized Medicine:** Consumer demand for personalized medicine has increased 1000% in 5 years, and according to Precedence Research, the global personalized medicine market size was worth at US$ 548.72 billion in 2022 and is predicted to reach over US$ 988.72 billion by 2030. The predictability of gene interactions could also revolutionize personalized medicine.

With the goal to optimize healthspan we are developing innovative biotechnology solutions to tackle the challenges of Aging and improve the quality of life for individuals worldwide.

Peptides and phytoceuticals are two promising areas in the healthcare industry with significant potential for the development of innovative healthcare products.
Market Value:
- In 2023, the global peptide therapeutics market was valued at **USD 38.0 Billion** and is projected to expand at an impressive **CAGR of 10.8%** over the period (2023-2030) and is expected to reach **USD 106.0 Billion** by 2033.
Market Value:

- The global phytoceuticals market was valued at **$712 billion in 2023** and is projected to grow at a CAGR of **8-9%** through 2030 (forecasted to reach **$1 trillion** by 2030).

The Synergistic Power of Bioactive Compounds – A modern "plant-based" industrial revolution is emerging, the convergence of peptides and phytoceuticals represents a transformative shift in healthcare, wellness and sustainability.

Smart Marketing Objective Driven

Wellness "Healthspan" and Holistic Healthcare focus

- **DTC - Digital Marketing:** Leverage social media, search engine optimization (SEO), and targeted online advertising to reach and engage patients.
- **B2B - Direct-to-Physician/Clinician/Aesthetic Spas:** Utilize medical representatives, educational programs (CME/CE), and targeted digital campaigns (e.g., online portals, webinars). Additional product positioning through online marketplaces and affiliate partnerships with leading publications.
- **Key Opinion Leader (KOL) Engagement:** Build relationships with influential Health Care Professionals to drive adoption and generate clinical evidence.
- **Leading Edge Marketing Technology:** From tracking customer journeys through customer facing AI technology, our experienced SMART marketing team is poised for success.

Current Marketing Objectives:

- **Launch and successfully commercialize** the lead clinical asset for Type II Diabetes.
- **Expand market share** in existing product categories through product differentiation and enhanced marketing efforts.
- **Secure new partnerships** with domestic and international companies to expand market reach and accelerate product development.
- **Build brand recognition** as an innovative and reliable player in the nutraceutical and pharmaceutical industry.

Zephyr Group is uniquely positioned to establish itself as an innovative plant-based biotech Company with an actionable acquisition pipeline and well-developed go-to-market growth strategy.

I. **Highly Experienced and Motivated Team Prepared to Execute Strategy**

    i.   Seasoned industry veterans and management team with relevant industry experience - medical, nutraceutical, pharmaceutical R&D, consumer product goods and investment banking experience fueled by an innovative spirit.

    ii.   Intellectual property ("IP") portfolio includes multiple bio-technology innovations, drug delivery system and patents to strengthen financial position.

Novel products, unique formulations, and product delivery pipelines will propel market growth.

I. **Well-Developed Roll-Up Strategy with Strong M&A Pipeline.**

Company has several potential M&A targets that would be added to the Zephyr platform.

Close relationships with several potential targets for future consideration.

I. **Diversified Revenue Streams with Significant Synergy Potential**

Established DTC and B2B business channels with the ability to scale and significantly grow revenue streams across the value chain.

Its strategically aligned position allows Zephyr to adapt to shifting market demand.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) N e w   I s s u e r . *Operations and Management risk. Execution risk related to acquisitions and integration. Concentration of ownership and governance control.*

(2) R e c r u i t m e n t   a n d   r e t e n t i o n   o f   t a l e n t . *Talent shortages, Government Policies affecting immigration or education impacting labor availability._____*

(3) I n a b i l i t y   t o   a c c e s s   c a p i t a l . *Capital adequacy, dilution, and future financing risk. Solvency risks.*

(4) R e g u l a t o r y   r i s k s . *Regulatory and approval uncertainty. Regulatory shifts, (FDA, product classification) Regulatory shifts, political instability, taxes, inflation, monetary policy changes, BioSecure Act, government funding changes (NIH grants), federal funding cuts, DOGE.____*

(5) S c i e n t i f i c   a n d   c l i n i c a l   t r i a l   r i s k s . *Clinical development and commercialization risk. Evolving compliance challenges. Manufacturing complexities. Evolving data privacy laws related to patient data in clinical trials. ___*

(6) F i n a n c i a l   a n d   c o m m e r c i a l i z a t i o n   c h a l l e n g e s . *Reliance on third-party service providers and partners. Supply chain and manufacturing dependencies. Liquidity limitations and lack of secondary market. High interest rates, inflation, constrained access to capital.*

(7) P o l i c y   c h a n g e s . *Conflicts, sanctions, tariffs, shifts in global alliances, trade wars, uncertainty around FDA policy changes. Approval delays._____*

(8) D i g i t a l   S e c u r i t y   a n d   C y b e r e c u r i t y . *Digital security & Evolving cyber threats and policy responses. _____*

(9) I n t e l l e c t u a l   P r o p e r t y (I P) *Highly regulated, Fast moving R&D challenges, Changes affecting patent protections or data exclusivity can reduce the perceived value of innovation, corporate espionage. _____*

(10) AI   a n d   P r o d u c t   D e v e l o p m e n t . Technical challenges, (data bias, model reliability), Factors impacting drug discovery, clinical trials and market access. Evolving regulations. Lack of standardization. New and evolving generative AI for protein design._____

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering? To raise capital to grow and support company operations.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$50,000	$1,235,000
Less: Offering Expenses	6% of First $5Million	
(A) Platform Fee	$3,000	$74,100
(B) Accounting	$2,500	$45,000
(C) Legal	$5,000	$65,000
Net Proceeds	$39,500	$1,050,900
Use of Net Proceeds		
(A) Marketing costs	$25,000	$150,000
(B) Financing Costs (Acq Company A;B)		$500,000
(C) Working Capital	$14,500	$400,900
Total Use of Net Proceeds	$39,500	$1,050,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used. NO

   (b) How will the issuer complete the transaction and deliver securities to the investors? Issuer is utilizing Silicon Prairie as it's Reg CF platform. Issuer has engaged transfer agent – Clear Trust. The transfer agent provides book-entry for the transaction and delivery of all securities records.
   Also, company has engaged marketing firm New Columbia Capital to assist with the raise.

12. How can an investor cancel an investment commitment?

   "An investor may cancel their investment commitment via the Investor Dashboard of the portal. The issuer may choose to perform one or multiple early closings (rolling close); and if the investor would like to cancel their commitment after a rolling close which has disbursed those funds to the issuer, the investor may contact the issuer directly to request a refund."

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. Convertible Note Offering.

    Additional Offering Terms:

    Early Investor Incentive – Clinical Catalyst Bonus

    Investments within the first $250,000 of the offering are eligible for a **10% Principal Bonus**. Eligible investors will have their investment principal increased by 10% for purposes of conversion (for example, a $1,000 investment converts as $1,100). This incentive is available on a first-funded basis while the Tier 1 allocation remains available and is subject to the terms of the Form C. "See Term Sheet Exhibit A".

14. Do the securities offered have voting rights? X Yes No – Note the offering is for a Convertible Note. If the investor converts the note, it will be converted into the Common Stock of the company with all rights as governed by the Company's Bylaws.

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☐X No

    Explain: _____

16. How may the terms of the securities being offered be modified? N/A

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably

believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
	20,000,000	0	☐ Yes x No	☐ Yes x No Specify: _____
	-	-	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Common Stock:	100,000,000	21,503,300	xYes ☐ No	☐ Yes x No Specify: _____
Debt Securities:	-	-	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____
Other:				
	-	-	☐ Yes ☐ No	☐ Yes ☐ No Specify: _____

_____   _____   _____   ☐ Yes ☐ No   ☐ Yes ☐ No

Specify: _____

	Class of Security	**Securities Reserved for Issuance upon Exercise or Conversion**

Warrants: _____

Options: Stock Grant_____   1,765,300 common shares_____

Other Rights:

_____

_____

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? The stock grants have been issued to consultants of the company that have provided services and have been provided these stock grants for their service. The exercise of any of these grants will likely lead to dilution for company shareholders.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? X Yes   No .

Explain: The current offering is for Convertible Notes. Upon conversion, the convertible notes would convert to the Company's Common Stock._____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? Rights held by principal shareholders may potentially impact new investors by diluting their ownership and voting power through the issuance of additional shares, the selling of their own shares or approving corporate actions like mergers. The majority control allows them to make decisions (ex - changing bylaws, or electing directors) that may not align with the interest of minority owners.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. As this is a convertible note offering which will be priced at a discount to future offerings, a pre-money valuation for the company of $25 Million is based on the company's current proforma capitalization table, on underwriters input, current industry benchmarks, company IP assets and "market-ready" products, and potential future corporate M&A activity.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer? Limited liquidity, dilution risks, standard early-stage company risks.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities, - Dilution of ownership; dilution of value; dilution of voting power; potential lower earnings per share (EPS).

- issuer repurchases of securities, - Misallocation of capital; overpayment risk; reduced liquidity/cash reserves; potential signaling of hidden weakness; potential insider conflict
- a sale of the issuer or of assets of the issuer – Undervaluation; successor liability (Asset sale); limited recourse; loss of future growth.
- transactions with related parties? – Conflict of interest; asset siphoning; misleading financials; regulatory/legal risks.

24. Describe the material terms of any indebtedness of the issuer:
*See Financial Statements. Foot notes. No material terms.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
_____	_____	_____	_____	_____
_ _____	$ _____	_____%	_____	_____
_ _____	$ _____	_____%	_____	_____
_ _____	$ _____	_____%	_____	_____

25. What other exempt offerings has the issuer conducted within the past three years? *See Financial Statements.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
5/12/2021	Reg D /506 b	Conv Notes	$12,500 $ _____	Corporate _
6/30/2022	Reg D /506 b	Conv Notes	$ 500,000_____	Corporate
5/10/2023	Reg D /506 b	Conv Notes	$ 5,000	Corporate
5/2/2024	Reg D /506b	Conv Notes	$50,0000	Corporate
7/2/2024	Reg D /506b	Conv Notes	$10,000	Corporate
10/31/2024	Reg D /506b	Conv Notes	$5,000	Corporate

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
There are no related party transactions		-	$
		-	$
		-	$

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? x Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company is a start-up and has been operating under limited capital resources. The company does have products ready to market. Capital is required in order to support inventory, product manufacturing and product launch.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	- The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): - Total income - Taxable income; and - Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and - Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(b) More than $124,000, but not more than $618,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000:
		Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**: Reviewed Statements provided

> I, D. Roy Serventi certify that:
>
> (1) the financial statements of Zephyr Group, Inc. included in this Form are true and complete in all material respects; and
>
> (2) the tax return information of Zephyr Group, Inc. included in this Form reflects accurately the information reported on the tax return for Zephyr Group, Inc. filed for the fiscal year ended 2024.
>
> D. Roy Serventi
>
> CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

> (i) Rule 2-01 of Regulation S-X or
>
> (ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the pl ace of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statements if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to **May 16, 2016**:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
>> (i) in connection with the purchase or sale of any security? ☐ Yes x No
>>
>> (ii) involving the making of any false filing with the Commission? ☐ Yes x No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes x No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes x No

(ii) involving the making of any false filing with the Commission? ☐ Yes x No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes x No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes x No

(B) engaging in the business of securities, insurance or banking? ☐ Yes x No

(C) engaging in savings association or credit union activities? ☐ Yes x No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes x No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes x No

(ii) places limitations on the activities, functions or operations of such person?
☐ Yes x No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes x No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes x No

(ii) Section 5 of the Securities Act? ☐ Yes x No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes x No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes x No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes x No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

    (a) a description of the material content of such information;

    (b) a description of the format in which such disclosure is presented; and

    (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year end
_____
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

www.zephyrgroupinc.com
_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A: Term Sheet

February 12, 2026

<u>Zephyr Group, Inc.</u>

<u>Private Placement of Convertible Promissory Notes</u>
<u>Note Series: Reg CF - Series Seed</u>

Offering Size: $50,000 Minimum; $1,235,000 Maximum

This term sheet (the "<u>Term Sheet</u>") summarizes the principal terms of a proposed funding transaction relating to a Regulation Crowdfunding (Reg. CF) financing of Zephyr Group, Inc., an Arizona company ("<u>Zephyr Group</u>," or the "<u>Company</u>"). The Company offering which is anticipated to come to market by the 1st Qt 2026 is being managed by Silicon Prairie.

On the terms and subject to the conditions set forth below, certain Investors (the "<u>Investor</u>") will participate in Zephyr Group's Reg CF offering subject to the terms and conditions set forth below and subject to the Subscription Agreement terms.

The material terms are set forth below:

Company:	Zephyr Group, Inc.
Principal Amount:	Up to $1,235,000, payable to the Company via the Silicon Prairie funding portal.
Discount applied:	Twenty percent (20%) discount to the IPO price.
Basic Terms:	**Series of Notes**. This convertible promissory note (the "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***") and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"). The Company shall maintain a ledger of all Holders.
	Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.
	Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "***Majority Holders***").
	Conversion and Repayment. **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("***Equity Securities***") to investors (the "***Investors***") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued

---

TERM SHEET

for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) (a "**Qualified Financing**"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

Upon the earlier of: (i) consummation of the Company listing its common stock on the Nasdaq or other such US Exchange, or (ii) March 1, 2028 (such date, the "**Maturity Date**").

Interest:	6.0% percent per annum accrued quarterly.

Early Investor Incentive:

Clinical Catalyst Bonus.
Investments within the first $250,000 of the offering are eligible for a **10% Principal Bonus**. Eligible investors will have their investment principal increased by 10% for purposes of conversion (for example, a $1,000 investment converts as $1,100). This incentive is available on a first-funded basis while the Tier 1 allocation remains available and is subject to the terms of the Form C.

Mandatory Conversion Upon an IPO:

Upon the consummation of an IPO, the outstanding indebtedness evidenced by the Note will convert into shares of the Company's common stock (the "IPO Conversion") at a price equal to 20% discount to the IPO offering price.

Conversion without IPO:

In the event an IPO is not consummated on or before the Maturity Date or an Event of Default has occurred and is not cured within 30 days, then the Investor shall have the option, in part or in full, to have the Note repaid with interest within six (6) months from the Maturity Date or Event of Default, or convert the Note into Company common stock at a pre-conversion equity valuation of $35 million.

Covenants:

Standard covenants applicable to similar transactions.

Representations and Warranties:

Standard representations and warranties applicable to similar transactions.

Closing:

The date on which Subscription Agreement documents are executed and delivered by the Company and the Investor.